SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 May 2017

Prudential appoints Mark FitzPatrick as Group CFO and Nic Nicandrou as Chief Executive of Prudential Corporation Asia

Prudential plc ("Prudential") announces the appointment of Mark FitzPatrick as Chief Financial Officer, succeeding Nic Nicandrou, who takes over as Chief Executive of Prudential Corporation Asia.

Mr FitzPatrick is currently a Managing Partner of Deloitte UK and a member of its executive committee.  He has 26 years of global industry experience, and his roles at Deloitte have included leading the CFO training programme and the insurance & investment management audit practice.

After more than 10 years with Prudential, Tony Wilkey is to step down as Chief Executive of PCA and from the Board of Prudential plc to pursue new challenges.

Mr FitzPatrick will join the Board of Prudential plc in the summer and Mr Wilkey will remain with the business to support an orderly transition until July. The appointment has received regulatory approval.

Mike Wells, Group Chief Executive of Prudential plc, said: "I am delighted to welcome Mark to Prudential. He brings both senior boardroom experience and a quarter of a century leading the most complex projects in global financial services. His auditor's eye for detail combined with a matchless knowledge of the sector and Prudential will make him a huge asset to our executive team.

"Since joining Prudential in 2009, Nic has proven himself not just as a first-class CFO, building and leading an international team of experts, but also as a talented strategist and rigorous operational manager. I am confident that he will lead our Asian business to further success.

"We have built a market-leading business in Asia thanks to a relentless focus on the customer, disciplined execution by a talented team and clear priorities. As we have reported today, we continue to have strong momentum across the region. While our franchise strength and capability remains second to none, we have clear priorities to leverage our platform and accelerate our business to serve the significant and growing needs for savings and protection products across the region.

"Tony has made an important contribution to our achievements in Asia over the past decade and I wish him the best of luck for the future."

Paul Manduca, Chairman of Prudential plc, said: "Succession planning is taken extremely seriously by the Board and today's appointments are another example of this process working well. I would like to welcome Mark to the Board, to congratulate Nic on his move to Asia, and to thank Tony for his dedicated service to the Group over many years."

Tony Wilkey said: "I would like to thank all my colleagues at Prudential Corporation Asia, our agents and our partners for their support and hard work during my time with the Group. We have built a strong and sustainable business and I am proud of what has been achieved.  I know that the team are capable of taking it to even greater heights."

Mark FitzPatrick said: "Having worked with many leading financial businesses, for me Prudential has always stood out as having the best people and a strong long-term strategy. I am therefore pleased to have the opportunity to join the Group and look forward to starting my new role."

Nic Nicandrou said: "I have always admired the talent and enthusiasm of our colleagues in Asia and I am hugely looking forward to joining the team. Prudential's purpose is to de-risk people's lives and help them secure their financial future. Asia remains central to the Group's prospects and we are privileged to have the opportunity to serve the fast-growing wealth and protection needs of current and future generations of customers in the region.

"We have built a sustainable and high-quality franchise, and I am excited to be part of driving our future success in one of the fastest-growing and least-penetrated insurance markets in the world. I have thoroughly enjoyed being Group CFO and I am pleased to hand over the baton to a talented and experienced professional in Mark. "

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Mark FitzPatrick, ACA
Mark Thomas FitzPatrick is the Managing Partner for Clients and Markets, a current member of the executive committee and a former member the Board of Deloitte UK. Mr FitzPatrick was a Vice Chairman of Deloitte for four years, leading the CFO Programme and developing the CFOTransition labs. Mr Fitzpatrick previously led the Insurance & Investment Management audit practice and the insurance industry practice. He has worked with Deloitte for 26 years, building his industry focus on insurance and investment management globally.  Mr Fitzpatrick was seconded to Prudential as Director of Group Compliance during 2012. Age 49.

About Nic Nicandrou, ACA
Nicolaos Andreas Nicandrou started his career at PricewaterhouseCoopers. Before joining Prudential in 2009 as Chief Financial Officer, he worked at Aviva, where he held a number of senior roles. Since 2015, Mr Nicandrou has been the executive director responsible for Prudential's African insurance operations. He is also a director of The Prudential Assurance Company Limited.  Age 51.

About Tony Wilkey
Until becoming Chief Executive of Prudential Corporation Asia in 2015, Tony Paul Wilkey was Chief Executive of Prudential Corporation Asia's life insurance operations.  Mr Wilkey joined Prudential in 2006 after previously serving as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA's life companies in South-east Asia. Age 57.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

Mark FitzPatrick's basic salary will be £730,000. He will have a maximum bonus opportunity of 175% of base salary under the Annual Incentive Plan.  Long-term incentive awards will be 250% of base salary.

Mr FitzPatrick has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Nic Nicandrou's basic salary will be HK$10,500,000. He will have a maximum bonus opportunity of 180% of base salary under the Annual Incentive Plan.  Long-term incentive awards will be 250% of base salary.

Mr Nicandrou has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited. Messrs FitzPatrick, Nicandrou and Wilkey have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding details
Nic Nicandrou has a total beneficial holding of 289,691 shares (0.01% of the issued share capital).

Mark FitzPatrick holds no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, and has £599 billion of assets under management (as at 31 December 2016). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary